September 16, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 4561
Attn:  David H. Roberts

Re:      Home Properties, Inc.
         Registration Statement on Form S-3 (Registration No. 333-127648
         Filed on August 18, 2005, Amendment filed September 8, 2005

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended,  Home Properties,  Inc. hereby requests acceleration of the effectiveness of the above-captioned  Registration Statement to become effective on  Wednesday,  September  21,  2005 at  9:00  a.m.,  or as soon as  practicable thereafter.

In connection with this request for acceleration and as requested in the comment letter from the staff, dated August 29, 2005, the Company acknowledges that:

     -    if  the  Securities  and  Exchange  Commission  or its  staff,  acting
          pursuant  to   delegated   authority,   declares  the  filing  of  the
          Registration  Statement on Form S-3 (No. 333-127648)  effective,  such action does not  preclude the  Commission  from taking any action with respect to the filing;

     -    the  action  by  the  Commission  or its  staff,  acting  pursuant  to delegated  authority,  in  declaring  the filing  effective,  does not relieve the Company from its full  responsibility for the adequacy and accuracy of the disclosure in the filing; and

     -    the Company  may not assert  staff  comments  and the  declaration  of effectiveness  as  a  defense  in  any  proceeding  initiated  by  the
          Commission  or any person  under the  federal  securities  laws of the
          United States.

Please  call me or our  counsel,  Deborah  McLean  Quinn at Nixon  Peabody  LLP,
585-263-1307 with any questions or comments.

Very truly yours,

HOME PROPERTIES, INC.

/s/ Ann M. McCormick
Ann M. McCormick
Executive Vice President, Secretary and General Counsel